

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Deepak Danavar
President and Chief Executive Officer
iBOS Inc.
4879 E. La Palma Avenue, Suite 201
Anaheim, California 92807

    Re: iBOS Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed August 6, 2010
           File No. 333-161365

Dear Mr. Danavar:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

General

1. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

2. We note your response to comment 1 in our letter dated April 28, 2010. Under the Selling Stockholders section on page 15, you indicate that the table contains information as of September 4, 2009. Please update this information for the most recent practicable date.

Management's Discussion and Analysis or Plan of Operation, page 23

Results of Operations for the Fiscal Years Ended March 31, 2010 and 2009, page 24

Operations, page 25

Net Revenues, page 25

3. Your narrative analysis of the change in revenues incorrectly quantifies the change as an 86.4% decrease instead of a 13.6% decrease. Please revise accordingly.

Operating Expenses, page 26

4. Please include a discussion of the change in your income tax expense, including why you incurred income tax expense during the fiscal year ended March 31, 2010 but did not incur any income tax expense in the prior year. If the reason that you did not incur income tax expense in the year ended March 31, 2009 is that you were an S corporation for most of that fiscal year, you should disclose what your income tax expense would have been if you had been a C corporation for the entire fiscal year and explain why that pro forma income tax amount varies from the income tax expense recorded for the fiscal year ended March 31, 2010.

Liquidity and Capital Resources, page 27

5. We note your revisions in response to comment 17 in our letter dated April 28, 2010. Your current discussion of the changes in net cash provided by (used in) operating activities continues to remain unclear. You state that the change from the year ended March 31, 2009 to the year ended March 31, 2010 is primarily due to increases in stock compensation and accounts payable, decreases of accrued expenses, and an increase in accounts receivable. However, your financial statements indicate that your stock based compensation decreased from $10,000 to zero, and your balance sheets indicate that your accounts payable decreased, your accrued expenses increased, and your accounts receivable decreased. Since your statements of cash flows reflect changes in the non-cash items seen in your statements of operations and changes in the accounts seen on your balance sheets, please revise your narrative to describe these changes in a manner consistent with your financial statements.

6. Please clarify whether the $50,000 figure you cite is the amount you intend to raise in the private placement. Please also explain how you calculated that this amount would allow you to continue for approximately 12 months past December 2010.

<u>Our Business, page 28</u>

7. We note your response to comment 20 in our letter dated April 28, 2010 and your additional risk factor disclosure on page 7 that your operations are dependent upon your ability to support your complex network infrastructure. Please clarify whether this "complex network infrastructure" is owned by you or your third party vendor.

<u>Financial Statements, page 37</u>

<u>General</u>

8. It appears that some of the revisions you made in Amendment No. 2 to your Form S-1 in response to the comments in our letter issued on October 1, 2009 have not been presented in this Amendment No. 3. For example, we noted the following exclusions:

 - In the second paragraph of footnote 1 on page 43, you excluded the sentence that states that revenue generated were solely from electronically indexing document. This sentence was added in response to comment 31 in our letter dated October 1, 2009.

 - In footnote 4 on page 50, in your discussion of free office space from American Commercial Lighting, Inc., you excluded the sentence that states that the office space provides office equipment and services needed to operate our business, including furniture, phones, internet connection, supplies and printer use. This sentence was added in response to comment 28 in our letter dated October 1, 2009.

We advise you that prior revisions made in response to our comments should continue to be presented in subsequent amendments unless there is a basis to exclude such revisions. Either revise your filing to include all prior revisions made as a result of our comments or tell us why you believe such disclosures are now unnecessary.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank J. Hariton, Esq.
       1065 Dobbs Ferry Road
       White Plains, NY 10607
       Via facsimile to (914) 693-2963